Holmes MouthWatering APPLE SAUCE



100% ALL-NATURAL
Holmes
MouthWatering
APPLE PIE CINNAMON
APPLESAUCE
made with real fruit and a splash of cider



Holmes
MouthWatering
STRAWBERRY PEACH
APPLESAUCE
APPLE PIE CINNAMON
ORIGINAL



100% ALL-NATURAL
Holmes
MouthWatering
STRAWBERRY PEACH
APPLESAUCE
made with real fruit and a splash of cider

# Holmes Mouthwatering Applesauce



**"Ohio's Premier Applesauce Product"**

www.holmesapplesauce.com



# Executive Summary

- Holmes Made Foods, LLC is the manufacturer of **Holmes Mouthwatering Applesauce**, 100% all natural applesauce, made with only the best Ohio sourced ingredients.
- Holmes Applesauce was founded by Ethan Holmes at the age of 15 years old after wanting to create an applesauce product for kids, made by an actual kid.
- Containing only 13 grams of natural sugars and 40 calories, our applesauce is considered one of the healthiest on the market! (2 Smart Points® on WeightWatchers®)
- Available in over 250 retail locations in the Midwest: Heinen's, Whole Foods, Kroger, Target, Marc's and more.



100% ALL-NATURAL
CINNAMON
APPLE SAUCE
100% ALL-NATURAL
APPLE SAUCE

# Community

- Created the **"Holmes Entrepreneur Initiative"** in 2015 in partnership with Youth Opportunities Unlimited. Allowing students the chance to learn and earn a wage through working with a small business.

- Students undergo a 12 week program sampling and pitching our products in local grocery stores and monthly workshops on entrepreneurship.

- Since 2015, over 60,000 jars of applesauce have been made and sold with the assistance of high school students.

- In March 2018, H.E.I. hosted a graduation at The Cleveland Foundation for the programs student participants.


Coca-Cola

# Company Milestones

- **COSE** Business Competition Winners 2016, $20K
- **2017:** Raised $150K in investment funds for equipment, new packaging, strawberry peach flavor, website revision, marketing materials, and inventory.
- **New Distribution Partnerships 2018:** UNFI, KeHe, DPI Foods. Opening us up to more than 100,000 grocery store channels.
- **150+ New Accounts in 2018:** Safeway, Acme Fresh Market, Marc's, Cleveland Clinic Wellness Stores, Notre Dame College, Ohio University, Safeway, Acme Fresh Market and more.



100% All Natural Applesauce
Gluten Free
Vegan Friendly
Non -GMO
www.HolmesApplesauce.com

# OUR RETAIL PRODUCTS


Holmes
MouthWatering
ORIGINAL
APPLE SAUCE


Holmes
MouthWatering
APPLE PIE CINNAMON
APPLE SAUCE


Holmes
MouthWatering
STRAWBERRY PEACH
APPLE SAUCE

## All applesauce is produced in Cleveland, Ohio
## Made with only Golden Delicious apples, pears, and apple cider.

Package Types:

16 oz. glass jar + (4) 4 oz. cups

Case Count: 12 Units

Shelf Life: 2 years

All NATURAL!

Made with REAL fruit!

MBE Ohio Minority Business Certified

non GMO

VEGAN friendly

# Production

- All items are produced and packaged at **Savory Food Systems**, 26245 Broadway Oakwood Village, OH 44146
- 13,000 square foot facility, staff of 3 employees, automatic/semi-automatic equipment.
- Monthly production capacity: $20,000
- Annual production capacity: $240,000
- Rental agreement: 12 months of usage, 5 days a week at $24,000/Year.



# Cost of Goods Sold



Production Worker
$11/Hour
Kitchen Manager
$15/Hour
(Salary)
Production Worker
$11/Hour

+



**Manufacturing Facility Lease**
$2,000/Month

=

**COGS:**
**$2.00/Per Unit**

---

Wholesale Price
(Cost to distributors/grocery stores)
$3.00 -$3.60/unit

---

Direct Price
(Cost to customers online/market events)
$4.99/unit

---

**35-60%**
**Profit Margin**




WHERE TO
find
US!
WE ♥ HOLMES

U.S. Applesauce Market Size: $900M

heinen's fine foods · Giant Eagle Market District · Marc's Fresh Savings. Smart Living. · Whole Foods Market · Kroger · Acme Fresh Market · Dave's est. 1930




LOCAL
ALL-NATURAL
NO ADDED SWEETENERS
Holmes APPLESAUCE
10% OF ALL PROFITS ARE DONATED TO ACTION FOR HEALTHY KIDS
$4.99 EA

# 300 Retail Locations:

Heinen's, Whole Foods, Kroger, Target, Safeway, Acme Fresh Market, Earth Fare, Lucky's Market, Giant Eagle Market District, Jungle Jim's, Marc's, Zagara's Marketplace & more.

**Available in:**
**Ohio, Indiana, Illinois, Maryland, Michigan, Virginia, New York, & D.C.**


BUY Local
HOLMES APPLE SAUCE
$4.99 EA
FROM CLEVELAND

# Competition

| | Holmes MouthWatering Apple Sauce | Vermont Village | Mott's (since 1842) | Musselman's | North Coast (Sonoma County · California, Since 1922) |
|---|---|---|---|---|---|
| SUMMARY | All-natural applesauce. Made with Ohio grown apples. Homemade quality. Entered market 2015. | Organic, Unsweetened applesauce. Made with Vermont grown apples. Founded 1970 | Commodity applesauce. Available in sweetened and unsweetened. Founded 1842 | Commodity sweetened applesauce. Farmer owned. Founded 1907 | Organic, Unsweetened applesauce. Made with California grown apples. Founded 1922 |
| TARGET CUSTOMERS | Health conscious, quality focused consumers: Parents, adolescents, adults, elderly. | Health conscious, high income consumers: Parents, adolescents, adults, elderly. | Everyday, price conscious consumers: Parents, adolescents, adults, elderly. | Everyday, price conscious consumers: Parents, adolescents, adults, elderly. | Health conscious, high income consumers: Parents, adolescents, adults, elderly. |
| PRODUCT LINE | Unsweetened Applesauce. | Organic Applesauce, Vinegars, & Apple Butter. | Sweetened/ Unsweetened Applesauce, Juice, & Fruit Snacks. | Unsweetened Applesauce, Apple Butter, Juice, Vinegars, & Canned Fruit. | Organic Applesauce, Juice & Vinegars. |
| # OF FLAVORS | 3 | 4 | 9 | 4 | 7 |
| PRICING RANGE | $4 - $5 | $5 - $6 | $2 - $3 | $2 - $3 | $4 - $5 |
| COMPETITIVE ADVANTAGE | New, improved option of applesauce. Homemade taste & consistency, all natural ingredients. Made by a millennial, social entrepreneur with the everyday consumer in mind. | Organic speciality option of applesauce. Company offers a variety of apple based products targeted to health conscious consumers. | Globally distributed and recognized as leader in apple based products. Conglomerate of Keurig Dr Pepper | Nationally distributed and recognized as a leader in the applesauce market, Conglomerate of Knouse Foods. | Organic speciality option of applesauce. Company offers a variety of apple based products targeted to health conscious consumers. |

# Business Model


Direct E-Commerce or store-front retail
and farmers markets
Warehousing & Trucks
Months, Loss of
Quality, High Overhead
Amazon (FBA)
Brokers
(+5-10%
Markups)
Manufacturer
Distributors
(+18-35%
Markups*)
$ Chargebacks $
$ Fees $
RETAIL
STORE
(+20-40% Markups)
Consumer
Online retail and B2C
services like Instacart
Direct Store Delivery
(manufacturer delivers to
warehouse or store)
Waste
*Big Retailers get bulk discounts
from distributors (e.g. Whole Foods
only pays 8% markups with UNFI)
Retailer's
Warehouses

Business 2 Business 80%

Direct To Consumers 20%

In 2018, our products were setup with 3 of the largest food distributors in the country:

UNFI, KeHe, & DPI Foods

These partnerships opened us up to 100,000 retailers throughout the country. With over 5 million cases of food items being delivered daily!

# UNFI, KeHe, DPI Foods U.S. Distribution Centers



= Current Distribution Center locations
WEST REGION
MIDWEST ATLANTIC REGION
SOUTHWEST REGION
SOUTHEAST REGION
AK
WA
OR
CA
ID
MT
WY
ND
SD
NE
NV
UT
CO
AZ
NM
KS
OK
TX
MO
AR
LA
MN
WI
IA
IL
IN
MI
OH
PA
NY
VT
ME
MA
RI
NJ
DE
MD
DC
WV
VA
KY
TN
NC
SC
GA
AL
MS
FL
HI
GU
PR
unfi
DPI

Products available in 4 out of 38 potential U.S. Distribution Centers

**Distributor Trade shows = More Business**

# Key Targeted Accounts

## 2019-2020

| ACCOUNT NAME | STATE(S) | # OF LOCATIONS | METHOD TO OBTAIN |
|---|---|---|---|
| Publix | AL, FL, GA, NC, SC, TN, VA | 1,249 | KeHe Food Show |
| Whole Foods (Mid-Atlantic) | KY, MD, NJ, PA, OH, VA, D.C. | 80 | Whole Foods Review 2019 |
| Gelsons | CA | 27 | UNFI Food Show |
| Walmart | OH | 139 | Open Call Event, June 2020 |
| Target (Midwest) | KY, MD, NJ, PA, OH, VA, D.C. | 1,000 | Target Corporate, Minneapolis |
| Wegmans | NY, PA, MD, MS, NJ, VA | 98 | DPI West Show |
| Brookshire Grocery | TX, LA, AK | 175 | KeHe Food Show |
| Fresh Market | AL, AK, CT, GA, IL, IN, OH, NY | 159 | UNFI Food Show |
| Dierbergs | MO | 25 | Summer Fancy Food Show |
| Pyramid Foods | AK, OK, MS | 45 | UNFI Food Show |
| Weis | PA, MD, NY, NJ, VA | 205 | KeHe Food Show |
| Giant Food Stores | PA, MD, VA | 180 | Expo East Show |
| Hannaford | ME, NH, VT, NY | 200 | Expo East Show |
| Meijer | WI, MI, IL, IN, OH, KY | 220 | UNFI Food Show |
| Fresh Thyme | OH, IL, PA, IN, MI | 100 | Summer Fancy Food Show |
| Sprouts | AL, AZ, CA, CO, FL, GA, KS, MD | 223 | DPI West Show |
| Roche Brothers | MA | 17 | UNFI Food Show |
| King's Food Market | NJ, NY, CT | 25 | DPI Midwest Show |
| Brookshire Grocery | TX, LA, AK | 175 | Expo East |
| Rouses Markets | LA, AL. MS | 76 | KeHe Food Show |
| Festival Foods | WA | 38 | Expo East |
| Plum Market | DET, IL | 10 | UNFI Food Show |

**Over 3,000 potential retail locations!**

# New Opportunities

## Food Service:

**MetroHealth**

Shown interest in purchasing our products as main applesauce supplier for patients.

**innovation foods**

Provider of meals and products for schools and institutions. Has shown interest in purchasing our items for customers.

**Sysco**

Global leader in foodservice. Cleveland division has shown interest in products for foodservice/restaurant customers.

**Columbus Zoo and Aquarium**

The #1 Zoo in Ohio. The Columbus Zoo has shown interest in products for their menu and kids meals.

## Schools/Universities:

**Ohio University**

Committed to purchasing products for all campus retail locations 2019.

**The Ohio State University**

Shown interest in purchasing our products for retail and dining services.

# Funding Request

**Holmes Made Foods, LLC is currently raising $250,000 for the following:**

- **Marketing/Promotions/Demos:** Increase store movement and sell through the product in current warehouses. (Minimum of 24 demos per month)
- **Sales:** Acquiring more retailers that are serviced by these distributors and in other markets (B2C) to sell through the product in the warehouses and create consistent sales. B2B Food shows and additional sales personnel will help us achieve.
- **B2C/Direct:** Providing our products directly to local retailers and online customers, our gross margin can increase by 20%. This can be achieved by taking advantage of farmers markets and e-commerce outlets.
- **Broker/Consultant:** Managing distributor policies, fees, free fills, and promotions. Allowing us to focus on production and sales, and not lose money.

**Existing Investors:**

- Raised $180,000 in seed capital from 2015-2017 through 3 angel investors.
- Funds have assisted with lifetime sales of $250,000, 300+ retail locations, equipment purchases, production & brand awareness.

# Usage of Funds

- Production - $45K
- Equipment - $35K
- Tradeshows - $20K
- Marketing - $60K
- Payroll - $57K
- Contractors - $8K
- Working Capital - $25K

Total: $250,000


14%
8%
18%
24%
10%
3%
23%

## How An Investment Will Improve Our Business

- Increase revenue by 400%
- Increase production capacity by 150%
- Acquire 2,000 new retail locations.
- Increase monthly and annual store velocity.
- Increase profit margin by 15%
- Introduce new product line

# Action Plan To Improve

1. **Marketing:** Increase support to current retailers through weekly samplings, daily social media posts, and advertising.

2. **Sales:** Gain more retail customers and explore food service contracts to create a steady flow of revenue. Goals can be achieved by expanding current distributors through B2B trade show events and setting up monthly meetings.

3. **Payroll:** Create a strong team of skilled workers, avoid high turnover rates and inconsistent work.

4. **Production:** As sales increase, production will need to increase. In order to cut down lead times and create a steady cash flow, we will need to produce more efficiently.

5. **Product Line:** Improve label and packaging, product certifications, introduction of new product type, and competitive price point.

6. **Accounting:** Tightening up our financials, creating forecast, reports, and having a strong team behind our finances is key for us to be a successful venture and make the most out of our capital.

# Team



## Ethan Holmes, Founder/CEO

- Company founder.
- Hiram College, Business Management
- Homegrown Entrepreneur of the year 2018.



## David Pritchett, Operations

- Joined company Dec. 2017.
- Assisted in creating new supplier relationships.
- Assisted in producing Over 30K units in 2018.

## Auden & Company, Marketing

- Marketing partner since 2016.
- Creator of our branding/marketing content.
- Manages social media pages and website.

# Advisors

**Rosanne Potter**
Chief Financial Officer,
The Cleveland Foundation

**Joe Rogers**
Head of Contract Manufacturing,
Shearer's Foods

**Alain Marec**
Senior Principal Scientist,
The J.M. Smucker Company

**Todd Goldstein**
Founder/CEO,
LaunchHouse